

Mail Stop 4631

December 31, 2009

Christine M. Applegate
CFO, Controller, Treasurer, Secretary, Director
Porfavor Corp.
2911 N. Lamb Blvd.
Las Vegas, NV 89115

> **Re: Porfavor Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-33933**

Dear Ms. Applegate:

Your most recent Form 10-K or registration statement includes financial statements audited by The Blackwing Group, LLC. On December 22, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of The Blackwing Group, LLC because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/12-22_Blackwing.pdf

As The Blackwing Group, LLC is no longer registered with the PCAOB, you may not include Blackwing Group, LLC's audit reports or consents in your filings with the Commission made on or after December 22, 2009. If The Blackwing Group, LLC audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

In your Item 4.01 Form 8-K, please disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

Christine Applegate
Porfavor Corp.
December 31, 2009
Page 2

If you are unable to obtain an Exhibit 16 letter from The Blackwing Group, LLC at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain The Blackwing Group, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please file your Item 4.01 Form 8-K within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than January 14, 2010. If you have any questions, please contact Bret Johnson, Staff Accountant, at (202) 551-3753 or the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant